Exhibit 12(c)
COMPUTATION OF RATIO OF TOTAL DEBT TO EBITDA(1)
     The following table sets forth Lamar Media’s ratio of total debt to EBITDA for the periods indicated.

								Twelve
								Months
						Six Months		Ended
	Year Ended December 31,					Ended June 30,		June 30,
(dollars in thousands)	2004	2005	2006	2007	2008	2008	2009	2009
Total debt	$1,372,434	$1,576,326	$1,990,468	$2,725,770	$2,836,358	n/a	n/a	$2,751,806
EBITDA(2)	394,464	453,392	492,476	550,687	514,321	n/a	n/a	461,091
Ratio of total debt to EBITDA	3.5x	3.5x	4.0x	4.9x	5.5x	n/a	n/a	6.0x

(1)	The ratio of total debt to EBITDA is defined as total debt divided by EBITDA.

(2)	EBITDA is defined as earnings (loss) before interest, taxes, depreciation and amortization. EBITDA represents a measure that we believe is customarily used by investors and analysts to evaluate the financial performance of companies in the media industry. Our management also believes that EBITDA is useful in evaluating our core operating results. However, EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States of America and should not be considered an alternative to operating income or net income as an indicator of our operating performance or to net cash provided by operating activities as a measure of our liquidity. Because EBITDA is not calculated identically by all companies, the presentation in this prospectus may not be comparable to those disclosed by other companies. In addition, the definition of EBITDA differs from the definition of EBITDA applicable to the covenants for the notes.